June 1, 2018

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief Office of Information Technologies and Services
Bernard Nolan, Staff Attorney

Re:         Net Element, Inc.

Amendment No. 4 to Registration Statement on Form S-3 Filed April 18, 2018

File No. 333-222466

This letter is on behalf of Net Element, Inc. (the “Company,” “we,” “our” or “us”) in connection with the Company’s amendment to Amendment No. 4 to Registration Statement on Form S-3 that was filed on EDGAR on April 18, 2018 (the “Current Registration Statement”). For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

General.

1.	Your revised disclosure in response to prior comment 1 indicates that you “currently [are] not developing [your] own tokens.” It is unclear, however, whether you intend to develop tokens that are compatible with and can be used on the blockchain platform that you select. Please clarify whether you have plans to develop your own tokens.

In response to this comment, the Company wishes to clarify and reiterate that the Company is not currently developing its own tokens due to evolving and not yet clear regulatory landscape with respect to digital assets. Should such regulatory landscape become clear and certain, the Company may then consider if it will develop any of its own digital assets. Should such decision be made in the future, the Company intends that any such development will be in compliance with applicable laws and regulations. Accordingly, the Company has amended the Current Registration Statement (by filing with U.S. Securities and Exchange Commission (the “Commission”), concurrently with filing of this letter, Amendment No. 5 to Form S-3 (the “Amendment”)) to clarify its disclosure, on page 4 of Amendment, to be consistent with this response.

2.	You indicate that your blockchain-based ecosystem will offer real-time exchange of cryptocurrency into fiat currency by “integrat[ing] into cryptocurrency facilitator[s].” Please disclose any material risks or challenges that may be posed by your relationship with and dependence on these facilitators, such as the risk that they may be found to be engaging in the facilitation of securities transactions. In this regard, it appears that one of the two identified entities is a digital asset exchange that is not registered as a national securities exchange, alternative trading system, or broker-dealer under the Securities Exchange Act of 1934.

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In response to this comment, the Company has amended the Current Registration Statement by updating and supplementing, on pages 8 through 10 of the Amendment, the additional material risk factors related to the Company’s reliance on another blockchain network and material risks or challenges that may be posed by the Company’s relationship with and dependence on cryptocurrency facilitators, including the risk that they may be found to be engaging in the facilitation of securities transactions.

Further, the Company removed the reference on page 5 of the Amendment to previously mentioned two facilitators as such references were non-contractual and were merely used for demonstration purposes. The Company assures that it is a financial technology services provider that has the experience to work with multiple payment networks internationally. As such, any services that the Company currently offers or will offer in the future are and will be fully compliant with the rules and regulations applicable to such networks to the types of transactions that are or will be facilitated via Company’s technology. The Company further clarified on page 5 of the Amendment that it intends to utilize only properly registered facilitators.

3.	We note that you recently launched the second phase of the Netevia project. Please update to include any material costs related to the remainder of the project and the additional capital that you will need to develop the system and deploy and distribute your solutions.

In response to this comment, (i) the Company wishes to clarify that on page 5 of the Current Registration Statement, the Company stated that it “has already launched first part of the Netevia project” rather than the second phase; and (ii) the Company has updated its disclosure on page 6 of the Amendment to include any material costs related to the remainder of the project and the additional capital that the Company will need to develop the system and deploy and distribute its solutions.

The Company hereby requests you to advise the Company when it would be appropriate to request acceleration of the effective date of the Current Registration Statement, as amended by Amendment No. 5.

If you have any additional questions or comments, please feel free to contact me directly at 305.588.0122 or Serge V. Pavluk of Snell & Wilmer L.L.P. at 714.427.7442.

Sincerely,

/s/ Jonathan New
Jonathan New
Chief Financial Officer
Net Element, Inc.

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